Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 29, 2014

2014 WINTER DRILL PROGRAM COMMENCES AT SOUTH TALLY POND, NEWFOUNDLAND •Drill testing of the newly discovered Northwest zone

Vancouver, British Columbia, January 29, 2014, Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce the commencement of a winter diamond drill program at the Company’s wholly-owned South Tally Pond zinc-lead-copper-silver-gold project in central Newfoundland. The planned drill program will consist of eight to ten drillholes, totaling 3,000 metres.

The 2014 winter drill program will follow up on favourable results from the 2013 drill programs, which totaled 8,300 metres in 26 drillholes at the Lemarchant deposit.  Highlights of the 2013 drilling programs include the discovery of Northwest zone located 250 metres to the northwest of the Lemarchant deposit and further extensions to the Lemarchant deposit (see Company news release dated December 11, 2013 and April 17, 2013).

Priority drill targets for 2014 include testing for additional massive sulphide mineralization to expand the newly discovered Northwest zone and expanding the known Indicated and Inferred resources of the Lemarchant deposit. The 2014 program is fully supported by funds from the $4 million flow-through financing, which closed on August 20th, 2013.

South Tally Pond Project

The South Tally Pond Project, which includes the Lemarchant deposit, is located in a proven mining district in central Newfoundland. The project is located immediately southwest of Teck Resources Limited’s Duck Pond Cu-Zn Mine and south of the world-class, historic Buchans deposits. The Lemarchant deposit is a significant precious metal-rich, copper-lead-zinc volcanogenic massive sulphide (“VMS”) discovery with the potential to develop into a viable economic resource.

A National Instrument (“NI”) 43-101 mineral resource estimate on the Lemarchant deposit completed in 2012 includes an indicated resource of 1.24 million tonnes at an average grade of 5.38% Zn, 1.19% Pb, 0.58% Cu, 59.17 g/t Ag and 1.01 g/t Au; and an inferred resource of 1.34 million tonnes at an average grade of 3.70% Zn, 0.86% Pb, 0.41% Cu, 50.41 g/t Ag and 1.00 g/t Au.

Canadian Zinc also owns an extensive land package, in excess of 500 square kilometres in central Newfoundland, which includes three polymetallic (copper-lead-zinc-silver-gold) deposits with NI 43-101 compliant resources, numerous exploration targets and a detailed exploration database spanning several decades of previous work. The South Tally Pond project hosts the Lemarchant deposit and Northwest zone; the Tulks South project hosts the Boomerang-Domino deposits and Hurricane zone; and the Long Lake project which host the Main Zone deposit. Exploration programs are now being planned for key central Newfoundland properties during 2014.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

With a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver and an additional Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver, (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012), Canadian Zinc’s objectives are to complete engineering and securing financing for the development of Canada’s next zinc mine. Prairie Creek has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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